 Exhibit 99.1
June 2, 2025
Dear Shareholders:
On behalf of the Board of Directors, I cordially invite you to attend the annual general meeting of shareholders for the year ended December 31, 2025 (the “AGM”) of IHS Holding Limited (the “Company”), which will be held at 1:00 pm London time on July 10, 2025 at the offices of Latham & Watkins LLP located at 99 Bishopsgate, London, EC2M 3XF, United Kingdom.
We have sent our shareholders of record who are “registered holders” as of the close of business on May 8, 2025 a paper copy of our proxy materials by mail. Registered holders are those shareholders whose shares are registered directly in their names with our transfer agent, Computershare Trust Company, N.A.
We have sent our shareholders of record who are “beneficial owners” at the close of business on May 8, 2025 a Notice of Internet Availability of Proxy Materials (“Notice and Access Card”). Beneficial owners are those shareholders whose shares are held in a stock brokerage account or by a bank or other holder of record; such shareholders are also sometimes referred to as “street name” holders. The Notice and Access Card contains instructions on how to access our Proxy Statement and vote. If you would like to receive a printed copy of our proxy materials from us instead of downloading a printable version from the Internet, please follow the instructions for requesting such materials included in the Notice and Access Card, as well as in the attached Proxy Statement.
Attached to this letter are a Notice of Annual General Meeting of Shareholders and Proxy Statement, which describe the business to be conducted at the AGM.
Your vote is important to us. Please act as soon as possible to vote your shares. It is important that your shares are represented at the AGM, whether or not you plan to attend the AGM. Please promptly vote your shares electronically over the Internet, or, if you receive a paper copy of the proxy card by mail, by returning your signed proxy card in the envelope provided. This will not prevent you from voting your shares in person if you subsequently choose to attend the AGM.
On behalf of the Board of Directors and management, it is my pleasure to express our appreciation for your continued support.
Sincerely,
/s/ Sam Darwish

Sam Darwish
Chairman and Chief Executive Officer

IHS Holding Limited
1 Cathedral Piazza
123 Victoria Street
London SW1E 5BP
United Kingdom
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 10, 2025
NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders for the year ended December 31, 2025 (the “AGM”) of IHS Holding Limited (the “Company”), incorporated and registered by way of continuation as an exempted company under the laws of the Cayman Islands, will be held at 1:00 pm London time, on July 10, 2025 at the offices of Latham & Watkins LLP located at 99 Bishopsgate, London, EC2M 3XF, United Kingdom.
The following proposal will be submitted to shareholders for approval at the AGM:
(1)   To elect each of the Class I, Class II and Class III director nominees to serve until the annual general meeting for the year ended December 31, 2026 (the “2026 AGM”) or, in each case, until their earlier death, resignation, disqualification or removal.
The AGM may transact such other business as may properly come before the meeting and any and all postponements or adjournments thereof.
This item of business is described in the proxy statement that follows this notice. Shareholders of record holding ordinary shares at the close of business on May 8, 2025 are entitled to receive notice of, attend and vote at the AGM, or any postponement or adjournment thereof, subject to the procedures and requirements described herein.
Your vote is important. Voting your shares will ensure the presence of a quorum at the AGM. Please promptly vote your shares by following the instructions for voting by completing, signing, dating and returning your proxy card or by Internet as described on your proxy card.
By Order of the Board of Directors,
/s/ Sam Darwish

Sam Darwish
Chairman and Chief Executive Officer
This Notice of Annual General Meeting of Shareholders and Proxy Statement are first being distributed or made available, as the case may be, on or about June 2, 2025.
Important Notice of Internet Availability of Proxy Materials for the Shareholder Meeting
This Proxy Statement is available free of charge at www.proxyvote.com.

i

IHS Holding Limited
1 Cathedral Piazza
123 Victoria Street
London SW1E 5BP
United Kingdom
PROXY STATEMENT
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 10, 2025
This proxy statement (the “Proxy Statement”) is being furnished by and on behalf of the board of directors (the “Board” or the “Board of Directors”) of IHS Holding Limited (the “Company,” “we,” “us,” or “our”), in connection with our Annual General Meeting of Shareholders for the year ended December 31, 2025 (the “AGM”).
GENERAL INFORMATION ABOUT THE AGM AND VOTING
When and where will the AGM be held?
The AGM will be held at 1:00 pm, London time, on July 10, 2025 in person at the offices of Latham & Watkins LLP located at 99 Bishopsgate, London, EC2M 3XF, United Kingdom.
What is the purpose of the AGM?
The purpose of the AGM is to vote on the following item described in this Proxy Statement:
•
Proposal No. 1:   To elect each of the Class I, Class II and Class III director nominees to serve until the annual general meeting for the year ended December 31, 2026 (the “2026 AGM”) or, in each case, until their earlier death, resignation, disqualification or removal.

Are there any matters to be voted on at the AGM that are not included in this Proxy Statement?
At the date this Proxy Statement went to press, we did not know of any matters to be properly presented at the AGM other than those referred to in this Proxy Statement. If other matters are properly presented at the meeting or any adjournment or postponement thereof for consideration, and you are a shareholder of record and have submitted a proxy card, the persons named in your proxy card will have the discretion to vote on those matters for you.
Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a paper copy of proxy materials?
We have elected to furnish proxy materials, including this Proxy Statement, to our shareholders who are beneficial owners by providing access to such documents on the Internet instead of mailing printed copies. Beneficial owners will not receive paper copies of the proxy materials unless they request them. Instead, on or about June 2, 2025, we mailed to our beneficial owners the Notice of Internet Availability of Proxy Materials and Proxy Card (the “Notice and Access Card”), which provides instructions on how to access and review on the Internet all of the proxy materials. The Notice and Access Card also instructs you as to how to authorize via the Internet your proxy to vote your shares according to your voting instructions. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials described in the Notice and Access Card.
What does it mean if I receive more than one Notice and Access Card or more than one set of proxy materials?
It means that your ordinary shares, par value $0.30 per share (“Ordinary Shares”) are held in more than one account at the transfer agent and/or with banks or brokers. Please vote all of your shares. To ensure that all of your shares are voted, for each Notice and Access Card or set of proxy materials, please submit your proxy via the Internet, or, if you received printed copies of the proxy materials, by signing, dating and returning the enclosed proxy card in the enclosed envelope. See “How do I vote my shares and what are the voting deadlines?” below for more information, including how to vote your shares at the AGM.

Who is entitled to vote at the AGM?
Shareholders of record holding Ordinary Shares as of the close of business on May 8, 2025 (the “Record Date”) are entitled to receive notice of, attend, and vote at the AGM and any postponement or adjournment thereof.
At the close of business on the Record Date, there were 335,521,222 of our Ordinary Shares issued and outstanding and entitled to vote. On the basis that voting at the AGM will be conducted by way of a poll, other than in respect of certain limitations and exceptions as detailed in the Company’s second amended and restated memorandum and articles of association (the “Articles”), each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one (1) vote on each resolution at the AGM, subject to any limitations applicable to specific holders as set forth in the Articles.
You will need to obtain your own Internet access if you choose to vote over the Internet.
Can I vote my shares by filling out and returning the Notice and Access Card?
No. The Notice and Access Card identifies the items to be voted on at the AGM, but you cannot vote by marking the Notice and Access Card and returning it. If you are a beneficial owner and would like a paper proxy card, you should follow the instructions in the Notice and Access Card. The paper proxy card you receive will also provide instructions as to how to authorize via the Internet your proxy to vote your shares according to your voting instructions. Alternatively, you can mark the paper proxy card with how you would like your shares voted, sign the proxy card and return it in the envelope provided. See “How do I vote my shares and what are the voting deadlines?” below for more information, including how to vote your shares at the AGM.
What is the difference between being a “registered holder” and a “beneficial owner” (holding shares in “street name”)?
A registered holder (also called a “record holder”) holds shares in his or her name. Beneficial owners holding in “street name” means that shares are held in the name of a bank, broker or other nominee on the holder’s behalf.
What do I do if my shares are held in “street name”?
If your shares are held in a brokerage account or by a bank or other holder of record, you are considered the “beneficial owner” of shares held in “street name.” The Notice and Access Card or the proxy materials, if you have elected to receive a hard copy, have been forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares by following their instructions for voting. Please refer to information from your bank, broker or other nominee on how to submit your voting instructions.
How many shareholders must be present to hold the AGM?
A quorum must be present at the AGM in order for any business to be transacted. One or more shareholders holding at least one-third of the voting share capital of the Company present in person, or by proxy, and entitled to vote at the AGM shall form a quorum. If you sign and return your paper proxy card or authorize a proxy to vote electronically, your shares will be counted to determine whether we have a quorum even if you abstain or fail to vote as indicated in the proxy materials.
What is a “vote withheld” and an abstention and how will “votes withheld” and abstentions be treated?
A “vote withheld” in the case of Proposal No. 1 or an abstention, in the case of other matters, represents a shareholder’s affirmative choice to decline to vote on a proposal. Votes withheld and abstentions are counted as present and entitled to vote for purposes of determining a quorum. Votes withheld have no effect on Proposal No. 1.

What are “broker non-votes” and do they count for determining a quorum?
A “broker non-vote” occurs when shares held by a broker in “street name” for a beneficial owner are not voted with respect to a proposal because (1) the broker has not received voting instructions from the shareholder who beneficially owns the shares and (2) the broker lacks the authority to vote the shares at their discretion. Under current stock exchange interpretations that govern broker non-votes, Proposal No. 1 is considered a non-routine matter, and a broker will lack the authority to vote uninstructed shares at their discretion on such proposal. Broker non-votes have no effect on the proposal and they will not be considered present for the purpose of determining whether there is a quorum for the AGM.
What if a quorum is not present at the AGM?
Under our Articles, if a quorum of shareholders is not present in person or by proxy within 30 minutes of the commencement of the AGM, the members of the Board of Directors present at the AGM may adjourn the AGM to a time and place as they may determine. If the directors do not exercise the authority to specify a date or time for the adjourned meeting, the adjourned meeting shall take place one (1) week after, and at the same time and place as the meeting from which the adjournment took place. If at an adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Shareholder or Shareholders present and entitled to vote shall form a quorum.
How do I vote my shares and what are the voting deadlines?
If you are a shareholder of record, there are three ways to vote:
•
by Internet — You can vote over the Internet at www.proxyvote.com by following the instructions on the Notice and Access Card or proxy card;

•
by Mail — You can vote by mail by signing, dating and mailing the proxy card to Broadridge Investor Communications Services (“Broadridge”) at the address specified on the proxy card; or

•
at the AGM — You can vote your shares during the AGM in person.

Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 pm, London time, on July 9, 2025. A proxy card sent by mail must be received prior to the time of the AGM. Even if you plan to attend the AGM, we encourage you to vote your shares by proxy. You may still vote your shares at the AGM even if you have previously voted by the methods described above or submitted your proxy.
If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions on how to vote from the bank, broker or holder of record. You must follow the instructions of such bank, broker or holder of record in order for your shares to be voted.
How can I attend and vote at the AGM?
Shareholders of record holding Ordinary Shares as of the close of business on the Record Date are entitled to participate in the AGM by attending in person at the offices of Latham & Watkins LLP located at 99 Bishopsgate, London, EC2M 3XF, United Kingdom.
If you (or, if you are a corporation or other non-natural person, your duly authorized representative) plan to attend the AGM in person, please go to www.proxyvote.com, enter the control number found on your proxy card to access the voting page, then click “Attend the Meeting” link at the top of the page to have your name (or, if you are a corporation or other non-natural person, the name of your duly authorized representative) placed on the attendance list. Please note that the registration deadline is 5:00 pm, London time, on July 1, 2025. You should be prepared to provide a valid e-mail address, your name and control number.
If you hold your shares in “street name” and you plan to attend the AGM in person and vote your shares directly, you will need to notify your broker, bank or other holder of record of your intention to attend the AGM in person and to vote your shares directly, and they will send to you a legal proxy which gives you the authority to vote your shares directly at the AGM. In order to be admitted into the AGM and vote your shares directly, please go to http://www.proxyvote.com, enter the control number found on your legal proxy to access the voting page, then click “Attend the Meeting” link at the top of the page to have your name (or, if you are a corporation or other non-natural person, the name of your duly authorized representative) placed on the attendance list. Please note that the registration deadline is 5:00 pm, London time, on July 1, 2025. You should be prepared to provide a valid e-mail address, your name and control number listed on your legal proxy. Upon arriving at the AGM, you must present your legal proxy, along with a government-issued photo identification.
If you plan to attend the AGM in person and vote your shares directly but do not have a control number, you should register by emailing grouplegal@ihstowers.com and provide a valid e-mail address, your name and proof of ownership of ordinary shares as of the close of business on May 8, 2025, no later than 5:00 pm, London time, on July 1, 2025.
In order to be admitted into the AGM, individual shareholders must present government-issued photo identification (such as a driver’s license). In the case of a corporation, a resolution of the corporation’s directors or other governing body authorizing the attendance of the corporation’s representative should be presented, together with the representative’s government-issued photo identification. This is required so that it can be determined by reference to the register of members of the Company that you (or, if you are a corporation or other non-natural person, your duly authorized representative) are entitled to attend and vote at the AGM.
Check-in and registration for all in-person attendees on the day of the AGM will begin at 12:00 pm, London time. Please allow ample time for check-in.
How does the Board recommend that I vote?
The Board recommends that you vote:
FOR the election of each of the Class I, Class II and Class III director nominees, to serve until the annual general meeting for the year ended December 31, 2026 (the “2026 AGM”) or, in each case, until their earlier death, resignation, disqualification or removal.
How many votes are required to approve the proposal?
The resolution to be put to the vote at the AGM to elect directors will be approved by a plurality of votes cast, represented in person or by proxy at the AGM.
What if I do not specify how my shares are to be voted?
If you submit a proxy but do not indicate any voting instructions, the persons named as proxies will vote in accordance with the recommendations of the Board. The Board’s recommendations are set forth above, as well as with the description of the proposal in this Proxy Statement.
Can I revoke or change my vote after I submit my proxy?
Yes. Whether you have voted by Internet, or mail, if you are a shareholder of record, you may change your vote and revoke your proxy by:
•
sending a written statement to that effect via electronic mail to IHSHolding@broadridge.com, provided such statement is received no later than July 9, 2025;

•
voting again by Internet at a later time before the closing of those voting facilities at the time for holding the AGM;

•
submitting a properly signed proxy card per the instructions detailed above with a later date that is received no later than the time of the AGM; or

•
attending the AGM in accordance with the procedures and requirements set forth herein, revoking your proxy and voting again.

If you hold shares in street name, you may submit new voting instructions by contacting your bank, broker or other nominee. You may also change your vote or revoke your proxy in person at the AGM if you obtain a signed legal proxy from the record holder (broker, bank or other nominee) giving you the right to vote the shares directly.
Your most recent proxy card or Internet proxy is the one that is counted. Your attendance at the AGM by itself will not revoke your proxy unless you give written notice of revocation to the Company before your proxy is voted or you vote in person at the AGM.
Who will count the votes?
Representatives of Broadridge will tabulate the votes, and representatives of Broadridge will act as inspectors of election.
Where can I find the voting results of the AGM?
The voting results will be published following the AGM in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).
Who will pay for the cost of proxy solicitations for the AGM?
We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees (for no additional compensation) in person or by electronic transmission and facsimile transmission. Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses.
Will I be able to ask questions at the AGM?
As part of the AGM, we will hold a live Q&A session, during which we intend to answer appropriate questions submitted during the meeting and that relate solely to the matters to be voted on. We intend to reserve up to ten minutes before the closing of the polls to address questions submitted.

PROPOSAL NO. 1: ELECTION OF DIRECTORS
It is proposed that:
•
Frank Dangeard and Phuthuma Nhleko be elected to serve as Class I Directors;

•
John Ellis Bush, Mallam Bashir Ahmad El-Rufai and Nicholas Land be elected to serve as Class II Directors; and

•
Sam Darwish, Ursula Burns, Maria Carolina Lacerda and Aniko Szigetvari be elected to serve as Class III Directors,

until the 2026 AGM, or, in each case, until their earlier death, resignation, disqualification or removal.
We currently have nine (9) directors on our Board of Directors. The Board has nominated our current directors, being each of Ursula Burns, John Ellis Bush, Frank Dangeard, Sam Darwish, Mallam Bashir Ahmad El-Rufai, Maria Carolina Lacerda, Nicholas Land, Phuthuma Nhleko and Aniko Szigetvari, for election as directors at the AGM.
As set forth in our Articles, the Board is currently divided into three classes, Class I, Class II and Class III. The current Class I Directors are Frank Dangeard and Phuthuma Nhleko; the current Class II Directors are John Ellis Bush, Mallam Bashir Ahmad El-Rufai and Nicholas Land; and the current Class III Directors are Sam Darwish, Ursula Burns, Maria Carolina Lacerda and Aniko Szigetvari. In accordance with our Articles, the Class I Directors, Class II Directors and the Class III Directors appointed at this AGM shall be elected for a term that shall expire at the 2026 AGM, following which, the Board of Directors shall no longer be classified and our directors shall thereafter be elected annually.
Election of Directors
Our Nominations and Corporate Governance Committee and our Board recommend that we nominate each of Frank Dangeard and Phuthuma Nhleko to be elected to serve as Class I Directors; John Ellis Bush, Mallam Bashir Ahmad El-Rufai and Nicholas Land to be elected to serve as Class II Directors; and Sam Darwish, Ursula Burns, Maria Carolina Lacerda and Aniko Szigetvari to be elected to serve as Class III Directors for election at the AGM.
Nominee’s Qualifications and Independence
Each of the nominees has consented to being named in this Proxy Statement and has advised the Company that he or she is willing, able and ready to serve as a director if elected. Additionally, each of the nominees possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of the Company, taking into account the size and needs of our Company. We do not have any arrangements, understandings or agreements with respect to the election of Ursula Burns, John Ellis Bush, Frank Dangeard, Sam Darwish, Mallam Bashir Ahmad El-Rufai, Maria Carolina Lacerda, Nicholas Land, Phuthuma Nhleko and Aniko Szigetvari at the AGM. Each of Ursula Burns, John Ellis Bush, Frank Dangeard, Mallam Bashir Ahmad El-Rufai, Maria Carolina Lacerda, Nicholas Land, Phuthuma Nhleko and Aniko Szigetvari is independent within the meaning of the independent director guidelines of the New York Stock Exchange.
Biographies of Class I Nominees
Set forth below is certain biographical information regarding the background and experience of Frank Dangeard and Phuthuma Nhleko.
Frank Dangeard, 67, joined the Board of Directors of IHS Holding Limited in September 2020 and since July 2023 has served as a Non-Executive Independent Director. Mr. Dangeard was Chairman & CEO of Thomson from September 2004 to February 2008. Prior to that he was Deputy CEO of France Telecom from September 2002 to September 2004, Deputy CEO and Deputy Chairman of Thomson Multimedia from June 1997 to September 2002, and Managing Director of the investment bank SG Warburg & Co. Ltd from October 1988 to June 1997. Mr. Dangeard currently serves as Chairman of the board of Gen Digital (previously NortonLifelock). Mr. Dangeard has previously served on the boards of RPX, Orange, Equant,

Wanadoo, Eutelsat, SonaeCom, Arqiva. He has also previously served on the board of NatWest Markets plc and NatWest Markets N.V. as Chairman, on the board of Telenor as Deputy Chairman and Acting Chairman, and on the board of NatWest Group and the Competition and Markets Authority as a non-executive director. He has been a member of the Advisory Boards of the Harvard Business School and of Ecole des Hautes Etudes Commerciales, and was a founding board member of Bruegel, the European think-tank.
Phuthuma Nhleko, 65, joined the Board of Directors of IHS Holding Limited in October 2021 as a Non-Executive Independent Director. Mr. Nhleko previously served as Chief Executive of MTN Group from 2002 to 2011 and continued to serve as Non-Executive Director and Chair of the MTN Group board from 2013 to 2019. Mr. Nhleko is currently Chairman of the Phembani Group (PTY) Ltd, a position he has held since 2011. He also currently serves as Chairman of Tullow Oil Plc and of the Johannesburg Stock Exchange, or the JSE. Mr. Nhleko also serves as a director of Engen, TBWA South Africa, and Pembani Remgro Infrastructure Fund Managers. Previously, he served on the boards of BP plc from 2011 to 2016 and Anglo American from 2011 to 2015. In addition, during his tenure as MTN Group CEO, Mr. Nhleko was a non-executive director at the GSM Association, the global trade association for mobile phone operators. Prior to joining MTN Group, Mr. Nhleko served as a director of Nedbank Group Limited and Old Mutual Life (SA).
Biographies of Class II Nominees
Set forth below is certain biographical information regarding the background and experience of John Ellis Bush, Mallam Bashir Ahmad El-Rufai and Nicholas Land.
John Ellis (Jeb) Bush, 72, joined the Board of Directors of IHS Holding Limited as a Non-Executive Independent Director in August 2019. Mr. Bush has served as the President of Jeb Bush & Associates LLC since 2007, and as Chairman and Co-founder of Finback Investment Partners LLC since 2019. Mr. Bush has served on the board of directors of InnovAge Holding Corp. since 2021. Mr. Bush has also served as Chairman of the Foundation for Excellence in Education since 2007 and on the board of Bloomberg Philanthropies since 2025. Mr. Bush was previously a senior adviser for Barclays and a board member of Tenet Healthcare Corp. Mr. Bush served as Governor of Florida from 1999 to 2007 and as the Florida Secretary of Commerce from 1986 to 1988.
Mallam Bashir Ahmad El-Rufai, 72, joined the Board of Directors of IHS Holding Limited in June 2013. Mr. El-Rufai also serves on the boards of a number of our subsidiaries. Prior to joining IHS Nigeria, Mr. El-Rufai served as Training and Development Officer and later Assistant Production Manager at Kano State Oil & Allied Product Limited from 1977 to 1979, before joining Nigerian Cereals Processing Company Ltd as Group Marketing Manager from 1981 to 1983. He served as Chief Commercial Officer for the Northern District of Nigerian External Telecommunications Limited from 1983 to 1985 and held several positions at Nigerian Telecommunications Ltd from 1985 to 1996. Mr. El-Rufai was also co-founder and President of Intercellular Nigeria Limited from 1997 to 2009. Mr. El-Rufai currently serves as Chairman of Intercellular Nigeria and has served as Vice Chairman and Corporate Advisor of Intercellular (Nigeria) Limited in 2009. He also served as an Independent Director of FSDH Merchant Bank Limited. Mr. El-Rufai has also chaired several boards, including Channel Distribution (an ICT company), Systemtech (an IT company), Alpha Aluminium and Northstar Chemicals, among others.
Nicholas Land, 77, joined the Board of Directors of IHS Holding Limited in August 2019 as a Non-Executive Independent Director. Mr. Land has served as the Deputy Chair of Thames Water Utilities Ltd since 2017. Mr. Land also serves as a non-executive director of Thames Water Utilities Holdings Ltd. from June 2024 and of Thames Water Utilities Finance plc from May 2024. Mr. Land has also been a member of the Board of Trustees of the Vodafone Group Foundation since 2008, serving as Chair from 2011. He has also been Chair of the Private Equity Reporting Group of the British Venture Capital Association since 2012. Mr. Land served as Chair of The Instant Group Ltd from 2019 to 2024, as an adviser to the Board of Dentons UK EMEA LLP from 2007 to 2023, and on the board of Astro Lighting Holdings Ltd from 2017 to 2022. Mr. Land has also previously served as a non-executive director of Vodafone Group plc, Royal Dutch Shell plc, Alliance Boots GmbH, Ashmore Group plc and Signature Aviation plc. Mr. Land was a Non-Executive Director of the Financial Reporting Council, chairing its Codes and Standards Committee, from 2011 to 2020. Mr. Land is qualified as a UK Chartered Accountant and had a 36 year career with Ernst & Young LLP, retiring as Executive Chairman of the firm in 2006.
Biographies of Class III Nominees
Set forth below is certain biographical information regarding the background and experience of Sam Darwish, Ursula Burns, Maria Carolina Lacerda and Aniko Szigetvari.
Sam Darwish, 54, is one of our co-founders, our Chairman and Group Chief Executive Officer. An engineer by education, Mr. Darwish has over 25 years’ experience in the telecommunications industry. Before founding the Group in 2001, he worked in various technical and managerial capacities in multiple GSM operators including Libancell SAL, a Lebanese GSM operator, which is currently known as Touch, and Motophone in Nigeria. In addition, Mr. Darwish currently serves as the Founder and Principal of Singularity Investments, a private investment firm with a focus on technology, media and telecommunications companies in the United States and the emerging markets. He is also the Founder and President of DAR Properties, a property investment company, and DAR Telecom, a telecommunications consulting company. Sam Darwish is the brother of Mohamad Darwish, our Executive Vice President and IHS Nigeria Chief Executive Officer.
Ursula Burns, 66, joined the Board of Directors of IHS Holding Limited as a Non-Executive Independent Director in July 2020. Ms. Burns most recently held the position of Chair and CEO of VEON, Ltd, where she was appointed Chair from June 2017 and then made Chair and CEO from December 2018 to June 2020. Ms. Burns is also a founding partner of Integrum Holdings, a private equity firm. She currently serves as a member of the boards of directors of Endeavor Group Holdings Inc., Uber Technologies Inc., Teneo Holdings LLC and Taiwan Semiconductor Manufacturing Company Ltd., amongst others, and provides leadership counsel to several community, educational and non-profit organizations. Ms. Burns served as Chair of the President’s Export Council from 2015 to 2016 after holding the position of Vice Chair from 2010 to 2015. From 2022 to 2024, Ms. Burns served on the U.S. Department of Commerce’s Advisory Council on Supply Chain Competitiveness as Vice Chair. Ms. Burns also has 35 years of experience with Xerox, joining the organization as a mechanical engineer before moving into management, where she served in a number of strategic roles across the company, including as CEO from 2009 to 2016 and as Chair from 2010 to 2017.
Maria Carolina Lacerda, 52, joined the Board of Directors of IHS Holding Limited in October 2021 as a Non-Executive Independent Director. Ms. Lacerda has over 25 years of experience in the financial industry and has held various senior management positions throughout her career, including at UBS Investment Bank, UNIBANCO, Deutsche Bank, Merrill Lynch, Inc. and Bear, Stearns & Company, Inc. Ms. Lacerda has served as an independent member of the board of directors of BB Seguridade RI since April 2023, of PagBank PagSeguro since January 2023, of Rumo S.A. since May 2021, and of Vivara Participacoes S.A. since April 2024. Ms. Lacerda previously served as an independent board member of Hypera Pharma from October 2016 to April 2025, China Three Gorges Brasil from June 2022 to December 2024, Vibra Energia (formerly BR Distribuidora) from 2019 to 2022. Between 2012 and 2016 she served as a board member of ANBIMA (Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais), CNF (Confederação Nacional das Instituições Financeiras) and the Listing Chamber at BM&FBovespa in Brazil.
Aniko Szigetvari, 55, served on the Board of Directors of IHS Holding Limited from July 2014 to February 2021 and rejoined the Board of Directors in October 2021 as a Non-Executive Independent Director. Ms. Szigetvari is the founding partner of Atlantica Ventures, an African impact focused venture capital fund investing in early-stage startups building technology and technology-enabled businesses. She serves as board member and advisory board member of various investee companies, including Sendmarc Inc., where she has served on the board as a non-executive director since January 2023 and as Chair since November 2023. Prior to Atlantica Ventures, Ms. Szigetvari had 20 years’ experience with the International Finance Corporation, or IFC, beginning in 1998, where she focused on emerging markets principal investing and financing, primarily in the telecommunication, media, and technology, or TMT, sectors. For eight years she managed IFC’s TMT business, first as the Head of the Africa and Latin America TMT businesses, then including four years as Global Head of the TMT group from 2015 to 2019, leading investment and portfolio activities across all emerging markets. Prior to joining IFC, Ms. Szigetvari held roles at DHL, Kraft Foods and McKinsey & Company.
Board Recommendation
The Board of Directors unanimously recommends a vote FOR the election of Frank Dangeard and Phuthuma Nhleko as Class I Directors; John Ellis Bush, Mallam Bashir Ahmad El-Rufai and Nicholas Land as Class II Directors; and Sam Darwish, Ursula Burns, Maria Carolina Lacerda and Aniko Szigetvari as Class III Directors, in each case, to serve until the 2026 AGM, or until their earlier death, resignation, disqualification or removal.

ADDITIONAL INFORMATION
The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2025 and other filings with the SEC are available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the Company’s investor relations website at www.ihstowers.com/investors. Information contained on the Company’s website is not incorporated by reference into this document, and you should not consider information contained on that website to be part of this document.
As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.
By order of the Board of Directors,
/s/ Sam Darwish

Sam Darwish
Chairman and Chief Executive Officer
June 2, 2025